Room 4561
via fax (604) 608-8775

November 30, 2006

Patrick Fitzsimmons
President & CEO
Alternet Systems, Inc.
610-815 West Hastings Street
Vancouver, BC, V6C 1B4

　　　　Re:　　Alternet Systems, Inc.
　　　　　　　Form 10-KSB for Fiscal Year Ended December 31, 2006
　　　　　　　Filed March 30, 2006

Dear Mr. Fitzsimmons:

　　　　We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Section 302 Certifications

1.　　We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in Section III.E of Release 33-8238 when choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications.

General

2.   We note that the Company filed Forms S-8 on May 15, 2003, January 24, 2005 and May 2, 2006. Tell us what consideration your independent auditors gave to including a consent in the Company's Form 10-KSB for incorporation of their audit opinion in these open registration statements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief